Nexa Reports Second Quarter 2023 Exploration Results

Luxembourg, July 20, 2023 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the second quarter of 2023. This document contains forward-looking statements.

Summary

Nexa’s drilling strategy for 2023 is focused on near-mine expansion brownfield and infill drilling, including the Aripuanã, which is in the ramp-up stage. Additional exploratory drilling is also planned for greenfield projects with a favorable perspective.

Exploration expenditure and drilling production are running according to budget and schedule. As at the end of the 2Q23, 133,194 meters of cumulative drilling production was carried out, including 41,041 meters of exploratory drilling and 92,153 meters of mining infill drilling. Total exploratory drilling in 2Q23 amounted to 21,607 meters, including 12,029 meters drilled in Peru, 8,699 meters in Brazil, and the remaining 878 meters in Namibia. Exploratory drilling planned for the 3Q23 includes 20,050 meters in Peru with nine rigs, 10,550 meters in Brazil with four rigs, and 4,000 meters in Namibia with two rigs, totaling 34,600 meters.

Commenting on the report, Jones Belther, Senior Vice-President of Mineral Exploration & Business Development, said: “Our brownfield exploration programs are moving towards expanding our exploration portfolio and potentially increasing life of mine in our mining operations. Drilling results at Cerro Lindo confirmed the extent of mineralization at depth in Orebody 8, with an intercept of 4.8 meters in length with 3.29% Zn, 0.77% Pb, and 38.78 g/t Ag. At the Pasco complex, the Integración orebody continues to be expanded in depth in holes in multiple intersections such as 12.7 meters in length with 3.53% Zn, 1.48% Pb, 0.16% Cu, 19.12 g/t Ag and 0.71 g/t Au. In the Chercher orebody in the San Gerardo open pit, we achieved several mineralized drill intersections, such as 2.4 meters in length with 2.74% Zn, 2.57% Pb, 351.06 g/t Ag, and 13.51 g/t Au. At Aripuanã, the Babaçu exploration infill drilling confirmed thick and high-grade intercepts such as 27.0 meters in length with 18.06% Zn, 7.19% Pb, 0.85% Cu, 176.92 g/t Ag and 0.56 g/t Au”.

Cerro Lindo

In 2Q23, the exploration program continued to focus on the extensions of known ore bodies to the southeast of Cerro Lindo, and on the Pucasalla target, 4.5 km to the northwest of the mine. Currently, there are five operating drill rigs.

During the period, a total of 8,298 meters of exploration drilling and 14,967 meters of mining infill drilling were carried out, totaling 14,567 meters and 25,850 meters in 1H23, respectively.

During 2Q23, we remained focused on expanding the mineralization of Orebody 8, as well as identifying new mineralized zones at the Pucasalla target and its extensions. The drilling was scheduled to start at the Orebody 9 target; however, it was postponed due to the positive results at Orebody 8. Drilling results confirmed the extent of mineralization at depth at Orebody 8, with an intercept of 4.8 meters in length with 3.29% Zn, 0.77% Pb, and 38.78 g/t Ag in hole PECLD06824. The holes at the Pucasalla target and its extensions identified mineralization, with lower grades and thicknesses, such as hole PECLD06736 that intercepted 4.3 meters with 1.96% Zn.

Exploration Report – 2Q23

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

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Exploration Report – 2Q23

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Exploration Report – 2Q23

The drilling schedule for 3Q23 is focused on two fronts: underground and surface drilling. The underground drilling aims to continue drilling to the Southeast and at depth of Orebody 8 and the Patahuasi Millay body and conclude the drilling at Pucasalla Sur (3,600 meters with one rig). The surface drilling aims to continue drilling at Pucasalla and Pucasalla Este (5,400 meters with two rigs).

Vazante

The brownfield exploration at Vazante is targeting the expansion of existing mineralized zones and the exploration of new areas to define new mineralized zones near the mine. In 2Q23, 2,683 meters of exploratory drilling was completed in the Extremo Norte and Sucuri areas with two rigs, totaling 5,768 meters in 1H23. An additional 11,071 meters of mining infill drilling with three rigs was carried out at the Vazante mine, totaling 18,224 meters in 1H23, respectively.

In 2Q23, the brownfield exploration focused on seeking the extensions of the mineralized bodies of Extremo Norte and Sucuri. Initially, drilling was planned only for Extremo Norte, however, we identified an opportunity to anticipate the Sucuri survey due to operational difficulties in drilling the Extremo Norte target. One drill hole in the Extremo Norte target is still in progress. As for the two drill holes located in the Sucuri target, one is in progress and the other is pending assay results, however, the perspective, due to the quality of the core samples collected, is that mineralization will be extended at depth.

During 2Q23, we experienced some operational difficulties related to cracks and weathering of the rocks that hindered the progress of the drilling, resulting in a lesser amount of drilling than expected.

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Exploration Report – 2Q23

In 3Q23, 340 meters of drilling is expected in order to complete the drilling program in the Sucuri and Extremo Norte areas and to start the regional drilling program with 1,130 meters with two rigs with the objective of seeking the continuity of the Vazante fault and identifying mineralization south of the mine.

Aripuanã

The Aripuanã exploration strategy focuses on upgrading the Mineral Resources at the Babaçu deposit and expanding our Mineral Reserves.

During 2Q23, a total of 6,017 meters of exploration infill drilling and 10,709 meters of mining infill drilling were executed, totaling 12,132 meters and 18,503 meters in 1H23, respectively.

The drilling results confirmed the mineralized zones with positive grades and thicknesses. Hole BRAPD000158, in addition to intercepting mineralized zones in Babaçu, also intercepted the extension of the Ambrex hinge zone. Highlights for holes BRAPD000180 with high grade intervals of 20.1 meters in length with 10.75% Zn, 4.92% Pb, 130.31 g/t Ag and 0.25 g/t Au and hole BRAPD000184 that intercepted the continuity of the main axis towards Babaçu Southeast with a massive interval of 6.6 meters in length at 25.37% Zn, 10.64% Pb, 421.14 g/t Ag and 0.32 g/t Au. In addition, hole BRAPD000183 showed wide intersections such as 27.0 meters in length with 18.06% Zn, 7.19% Pb, 0.85% Cu, 176.92 g/t Ag and 0.56 g/t Au.

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Exploration Report – 2Q23

ARIPUANÃ - 2Q23 - MAIN INTERSECTIONS									
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
BRAPD000174	Babaçu	451.9	475.8	23.9	12.23	6.14	0.07	168.67	0.15
BRAPD000158	Ambrex	253.8	258.1	4.3	2.68	2.08	0.02	73.93	0.05
And	Ambrex	262.5	268.6	6.1	2.31	3.12	0.03	106.41	0.06
And	Ambrex	297.3	305.6	8.3	1.84	3.61	0.01	125.72	0.07
And	Babaçu	315.4	321.8	6.3	1.23	2.91	0.02	97.23	0.05
And	Babaçu	579.2	585.3	6.1	7.01	3.27	0.07	123.30	0.09
And	Babaçu	602.3	608.0	5.7	14.41	5.92	0.01	140.51	0.32
And	Babaçu	636.7	641.0	4.3	6.85	2.71	0.02	44.70	2.49
And	Babaçu	651.1	671.7	20.6	7.22	2.89	0.02	78.59	0.18
And	Babaçu	690.2	697.9	7.7	7.11	2.75	0.02	62.52	0.22
And	Babaçu	734.5	741.7	7.2	1.72	1.91	0.01	84.93	0.05
And	Babaçu	820.0	824.0	4.0	2.30	1.13	0.02	44.75	0.04
And	Babaçu	827.7	834.3	6.6	3.94	1.32	0.29	65.44	0.09
And	Babaçu	876.8	888.6	11.8	0.24	0.17	1.84	90.49	0.77
Including	Babaçu	877.4	881.9	4.5	0.44	0.37	3.83	196.87	1.75
BRAPD000175	Babaçu	420.8	438.1	17.3	6.53	3.18	0.22	81.84	0.20
Including	Babaçu	420.8	428.9	8.1	12.29	6.42	0.29	163.02	0.36
And	Babaçu	461.0	465.3	4.3	0.05	0.02	1.18	31.86	0.23
And	Babaçu	496.9	502.1	5.2	0.04	0.03	0.61	7.23	0.12
BRAPD000167	Babaçu	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
BRAPD000168	Babaçu	454.3	459.4	5.1	10.54	6.65	0.02	278.66	0.15
And	Babaçu	472.5	490.0	17.6	9.79	5.25	0.04	126.03	0.14
Including	Babaçu	479.6	484.1	4.6	17.91	11.56	0.01	200.30	0.25
BRAPD000179	Babaçu	679.3	697.9	18.6	9.69	4.03	0.03	131.10	0.23
Including	Babaçu	688.8	693.5	4.7	16.02	8.04	0.03	247.10	0.33
And	Babaçu	700.3	706.7	6.4	15.56	6.21	0.03	179.01	0.28
BRAPD000182	Babaçu	495.9	500.0	4.1	11.40	4.80	0.00	243.30	0.20
And	Babaçu	519.2	523.6	4.4	2.45	1.35	0.01	32.12	0.04
And	Babaçu	528.0	533.0	5.0	18.68	1.22	0.03	43.13	0.03
And	Babaçu	537.0	548.3	11.3	7.22	1.45	0.03	41.69	0.08
Including	Babaçu	537.0	541.8	4.8	10.52	1.53	0.03	46.51	0.09
And	Babaçu	562.2	583.2	21.0	6.13	2.13	0.03	32.52	0.05
Including	Babaçu	564.1	572.1	8.0	7.32	2.54	0.02	37.44	0.07
Including	Babaçu	578.5	583.2	4.7	10.57	4.26	0.07	64.68	0.08
And	Babaçu	589.3	596.3	7.0	7.54	1.22	0.04	28.26	0.06
And	Babaçu	620.2	624.4	4.1	8.60	3.43	0.01	434.57	0.36
BRAPD000184	Babaçu	444.9	456.9	12.0	17.98	7.50	0.02	290.45	0.20
Including	Babaçu	448.0	454.6	6.6	25.37	10.64	0.02	421.14	0.32
BRAPD000180	Ambrex	37.9	43.4	5.5	6.42	2.04	0.02	46.37	0.09
And	Babaçu	616.1	636.1	20.1	10.75	4.92	0.08	130.31	0.25
Including	Babaçu	616.1	623.8	7.8	15.07	6.55	0.13	196.62	0.35
Including	Babaçu	631.4	636.1	4.7	6.41	2.76	0.08	42.48	0.20
And	Babaçu	643.3	667.2	23.9	7.08	2.36	0.32	28.79	0.15
Including	Babaçu	650.4	657.5	7.1	10.80	4.48	0.50	51.94	0.26
Including	Babaçu	661.5	665.7	4.2	13.48	2.76	0.30	26.57	0.15
And	Babaçu	668.2	678.5	10.4	0.60	0.20	1.53	31.96	0.64
And	Babaçu	681.2	690.0	8.9	0.66	0.24	1.03	23.96	2.04
BRAPD000165	Babaçu	345.6	351.9	6.3	1.40	1.74	0.01	56.58	0.04
And	Babaçu	376.9	391.1	14.2	2.49	2.25	0.02	68.73	0.07
Including	Babaçu	376.9	381.0	4.1	3.76	6.00	0.03	180.43	0.18
BRAPD000183	Babaçu	386.0	390.8	4.8	9.96	24.61	0.01	696.40	0.23
And	Babaçu	421.6	435.9	14.3	3.33	0.85	0.02	23.05	0.04
Including	Babaçu	431.3	435.9	4.6	7.52	0.10	0.01	4.95	0.01
And	Babaçu	453.0	480.0	27.0	18.06	7.19	0.85	176.92	0.56
And	Babaçu	482.6	507.3	24.7	4.15	1.44	0.01	17.62	0.03
And	Babaçu	510.0	544.4	34.4	7.07	1.86	0.02	22.95	0.07
And	Babaçu	556.7	564.3	7.6	12.92	3.05	0.01	31.47	0.09

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or assay results are pending. True widths of the mineralized intervals are unknown at this time. PAR refers to pending assay results.

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Exploration Report – 2Q23

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Exploration Report – 2Q23

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Exploration Report – 2Q23

For 3Q23, we plan to continue the exploration infill drilling at Babaçu for a total of 6,080 meters with five rigs. Our objective is to achieve the reclassification of Mineral Resources from Inferred Mineral Resources to Indicated Mineral Resources and the expansion of Mineral Reserves.

El Porvenir

The exploration drilling strategy continues to focus on extending existing satellite mineralized bodies along the strike and at depth. In 2Q23, 3,731 meters of exploratory underground drilling with three rigs and 12,720 meters of infill drilling were carried out, totaling 6,104 meters and 24,538 meters in 1H23, respectively.

Our focus at El Porvenir during the 2Q23 was drilling the Integración target, aiming to extend mineralization in the intermediate and lower levels of the unit. The assay results confirmed this continuity with positive grades and thicknesses. For example, hole PEEPD02522 intercepted an interval of 12.7 meters in length with 3.53% Zn, 1.48% Pb, 0.16% Cu, 19.12 g/t Ag and 0.71 g/t Au and another interval of 18.0 meters with 2.69% Zn, 2.15% Pb, 0.13% Cu, 31.78 g/t Ag and 0.46 g/t Au. In the aforementioned intervals, there are zones of lesser thickness with massive ore containing sphalerite and galena. We had high performance drilling at El Porvenir, which contributed to a larger performing meterage than planned.

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Exploration Report – 2Q23

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

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Exploration Report – 2Q23

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Exploration Report – 2Q23

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Exploration Report – 2Q23

In 3Q23, 800 meters of drilling with one rig is scheduled in order to complete the El Porvenir brownfield drilling program. All meterage is focused on the hydrothermal breccia at the Integración target, with the aim of extending mineralization in the intermediate and lower zones of the mine.

Atacocha

During the second quarter of 2023, drilling activities continued to investigate the lateral extensions of the existing mineralized bodies at the San Gerardo open pit. Drilling was focused on the Asunción, Chercher and Norte ore bodies with one rig. In 2Q23, 1,897 meters were drilled with one rig, totaling 1,897 meters in 1H23.

During 2Q23, the continuity in depth of the Chercher orebody mineralization of the San Gerardo Pit was confirmed with drill hole PEATD01538 grading 2.4 meters with 2.74% Zn, 2.57% Pb, 351.06 g/t Ag, and 13.51 g/t Au. During the second quarter, the drilling campaign confirmed new structures in the Chercher vein system and Norte ore bodies.

We drilled less than expected for the quarter due to the postponement of drilling at the mine.

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Exploration Report – 2Q23

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

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Exploration Report – 2Q23

The drilling campaign in the 3Q23 will aim to confirm the continuity at depth of the vein system of the Chercher, Asunción and Norte ore bodies with 2,571 meters of expected drilling with one rig.

Morro Agudo

In 2Q23, 1,492 meters of mining infill drilling was executed in the underground mine totaling 3,141 meters in 1H23. No exploratory drilling was carried out in the Morro Agudo/Bonsucesso areas.

Hilarión

No drilling activities took place in 2Q23.

Drilling was supposed to start at Hilarión in June 2023, however, due to prioritization of internal investments, we decided to postpone the start of drilling until 3Q23.

Drilling at both the El Padrino and Chaupijanca targets, totaling 1,300 meters with one rig, is scheduled for 3Q23. We continue to open accesses to enable the drilling program to start in August 2023.

Florida Canyon

No drilling activities took place in 2Q23.

The main activity in 2Q23 was finalizing the signing of the social agreement with the Shipasbamba community, previously agreed in March, which will allow us to continue with our activities planned for the year.

Drilling activities are expected to resume in 3Q23, with the plan to drill 3,000 meters with two rigs in 3Q23 and an additional 1,000 meters in 4Q23 within five drillholes aiming to test the southern extension of the current Mineral Resources of the Florida Canyon deposit.

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Exploration Report – 2Q23

Namibia

Namibia is strategically important to Nexa for the development of copper exploration projects and mining activities outside Latin America. The Otavi and Namibia North joint venture projects are well placed in a Copper province in the northern part of the country.

During 2Q23, drilling activity was focused on the Deblin target of the Namibia North project. Exploratory work in Namibia is targeting high-grade Copper sediment hosted deposits along the fertile Tsumeb belt.

Otavi Project

No drilling activities were carried out at the Otavi project during 2Q23.

Namibia North Project

Exploratory drilling resumed at the end of May at the Deblin target in order to define the east and west extensions of the copper mineralization. Due to a delay in mobilization, only 878 meters of exploratory drilling were executed in 2Q23 within two drill holes and one drill rig. The drillholes samples are pending assay results. A second rig is scheduled to be mobilized to the project during July 2023.

We will move forward with our drilling program in 3Q23, intensifying drilling with two rigs, with the objective of identifying the continuity of mineralization at the Deblin target and testing prospectivestructures with copper surface anomalies, in the context of the Kombat mine, at the Otavi Valley target, about 30 kilometers east of Deblin.

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Exploration Report – 2Q23

Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namibia, and Peruvian Greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, MAusIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and it is ramping up Aripuanã, its sixth mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Minas Gerais, Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2022 and one of the top five metallic zinc producers worldwide in 2022, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

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Exploration Report – 2Q23

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com